FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Weekly questions for week ending 6/10

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

GENERAL

Q: Press releases by America West and US Airways indicate that the combined airline would become the fifth largest airline, yet I continue to read in the press that it would be the sixth largest. How is airline size measured? Are some news publications using a different measure or is someone misinformed?

A: Domestically the new company would be the nation’s fifth largest domestic airline based on Available Seat Miles (ASMs), which is the industry’s measure of capacity. But, when you factor in international travel, we fall to sixth behind Continental. Sometimes the media doesn’t clarify (or doesn’t know) whether they’re referring to international or domestic.

Q: Why not let US Airways just tank and go belly up? That way there is no bothering with seniority integration or bickering about the way that their employees are being paid more to do the same jobs than we are.

A: The proposed merger is about making our company stronger and bringing in the kinds of assets – gates, slots, and aircraft – that allow us to grow our network instantly. Yes, a merger comes with tremendous challenges, including the task of integrating seniority lists. But, we believe that this merger is in the best interests of employees, shareholders and travelers. Without the merger, America West will continue as it has; however, we have to consider the long-term viability of our company and, with fuel prices high and industry capacity in excess, we (like most of our industry) could also face bankruptcy if those fundamentals don’t change.

If US Airways were to go under, their assets would likely go up for sale. America West competitors with stronger cash positions could buy those assets, potentially making them stronger. We, on the other hand, don’t have the cash to buy assets, meaning we’d probably be left out.

Also, on a more personal note, we’re talking about more than just assets. US Airways employs 30,000 people. If US Airways goes “belly up,” so do 30,000 jobs. Sure, it’s not our responsibility to “save” those jobs, but it’s a welcome byproduct of an already positive merger.

Q: If Doug can raise all this money/support from so many companies, why can’t we just improve our America West Airlines? Why not use it to bolster our airline’s growth?

A: The money is being raised for the combined airline, because investors see the value in the merged entity. Frankly, airlines in their current state don’t look appealing to investors, who are savvy enough to know industry change needs to take place. The proposed merger represents the kind of change that investors believe will be successful. So, unfortunately, we wouldn’t garner this kind of interest if we were seeking funding for America West “as is.”

Weekly questions for week ending 6/10

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Q: What is the company’s position on Southwest’s push to abolish the Wright Amendment? If Love Field is opened up, would WN spend more of their resources at DAL, and maybe not expand as much at PHL and PIT?

A: It’s not clear but America West has stayed neutral on the Wright Amendment issue thus far.

Q: I noticed in the one of the communication memos that savings in the area of $200-$300 million was stated as coming from the Technology Group. This appears very aggressive. How is this being accomplished?

A: We do anticipate significant cost savings to come from the technologies integration; however to clarify the $200-300 million reference, that estimate is for total annual savings from all cost synergies, which also include overhead cost reductions and facilities cost reductions. Technologies savings are estimated at $100 million per year.

Regardless, to address the “how,” much of the savings will come from bringing technology work in-house. US Airways currently out-sources all their technology work. Our technology, which is done in-house, is done at a much more cost-effective rate. When we merge with US Airways, the combined company will see cost savings by discontinuing much of the out-sourcing.

Weekly questions for week ending 6/10

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

OPERATIONS

Q: When and if we start sharing gates and maintenance gate calls, are we going to stock engine parts for both aircraft at all stations? How cost effective is it to stock so many spare engine types?

A: We haven’t yet determined what the combined maintenance operation will look like, so we don’t know yet if each maintenance operation will house parts for all aircraft. We’ll update employees as soon as we know more details.

Q: After the first 30 days of the bankruptcy auction, what are AWA’s thoughts on re-bidding?

A: At this point, we don’t know if our bid will be challenged, so it’s too early to say how we’ll respond to a counter offer. We do feel confident, though, that the comprehensive plan we’ve put together is the best option for shareholders, employees of both companies, and customers. We’ll know far more on July 1, which is the deadline for bids to be submitted to the court.

Q: Since HP management will be running the show, how is HP management going to get a US merger be profitable on intra-east coast markets considering some of the cut-throat competition with JetBlue, AirTran, Spirit, and Southwest with low yields especially on the Northeast Corridor cities to Florida. HP is used to competing with LCCs on the intra-west coast markets, but not exposed on intra-east coast markets. Will HP management be successful?

A: First, HP management won’t be running the show alone. US Airways management will also make up the combined airline’s leadership team. That team has not yet been determined, but it will be made up of a combination, led by Doug Parker.

In either case, management and employees of the combined airline will be part of a more viable competitor than either carrier can be separately, due to the low cost structure and established brand. America West has successfully competed against other LCCs systemwide, including Southwest in PHX and LAS, and we’re confident that we can compete on the East Coast as well, once we’ve merged with US Airways.

Weekly questions for week ending 6/10

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

LABOR RELATIONS & UNIONS

Q: Are all of US Airways’ contracts voided during bankruptcy?

A: No, all of US Airways contract are not voided. Bankruptcy merely protects a company from its creditors and allows the company to reject or affirm its contracts. Companies in bankruptcy will often renegotiate contracts and US Airways has done that, which resulted in US Airways’ labor rates very close to America West’s.

Q: The company press releases about the merger all say the merger is subject to court, government, shareholder and labor approval. What is the process that labor uses to approve the merger? Can a labor group stop the merger?

A: Actually, the merger is only subject to approval from the court, government, shareholders and the board of directors – not labor groups. Labor support is desired and is important to the success of the merger, but union approval is not required for the merger to move forward.

Q: Does anyone know how departments like maintenance, engineering, QA, etc., are set up at US Airways? What are the equivalent departments?

A: Airways’ nearly 3,800 “maintenance and related” employees include mechanics, utility, fleet service, stock clerks, and maintenance training specialist workers. All employees in those groups are represented by the International Association of Machinists and Aerospace Workers (IAM). Detailed information like this will be communicated as court approval nears and certainly as the integration plan is formulated.

Q: AWA technicians have not reached a contract agreement. Since AWA does not have a contract in place, will all mechanics just default to the IAM union?

A: It’s not as simple as that. The National Mediation Board (NMB) will get involved and will make a decision on representation, regardless of the current status of negotiations. That decision will be driven by the number of bargaining unit members at US Airways and at America West.

If the number of AWA mechanics is 35% or greater of the total, then the NMB will automatically hold a representation election. AWA mechanics do not make up 35% of the grand total, but the NMB could hold a representation vote nonetheless. The IBT may be able to persuade the NMB to hold an election on various grounds (for example, furloughed US Airways mechanics don’t have a reasonable expectation of returning to work so should not be counted or allowed to vote). Also, even if the NMB decides against holding a representation vote, IBT could try to garner enough cards to force an election.

Q: We understand that US Airways employees have been offered retirement packages in field stations. Are you going to offer retirement packages in field stations and if no, why not?

A: Remember, US Airways is in bankruptcy and is cutting costs. As part of their efforts, they’re likely offering early retirements, rather than resorting to forced layoffs. We are in a very different situation where, although we’re careful about our costs, we’re not asking for concessions from employees or asking for early retirements.

If the merger does go through, we’re hoping that, through attrition, we can avoid any forced layoffs or furloughs, but if we get to the point of having to reduce our workforce, we’ll explore options such as early retirements, voluntary leaves of absence and voluntary furloughs.

Weekly questions for week ending 6/10

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Q: Are there any plans to commemorate America West’s 22nd anniversary with a large-scale celebration on a company-wide basis?

A: There are currently no plans for a large celebration of our 22nd year; however, we will have a 20-year employee celebration for employees reaching their 20 years again this year. In addition, we will definitely commemorate America West if the merger goes forward as we transition to the US Airways brand. It’s going to be important to have events and opportunities to celebrate our history.

Q: The new company will have hubs in PHL and PHX with nothing in the Midwest. Are there plans to service this area to make us a true national airline before other LCCs get too big a hold in the market?

A: As a combined carrier we will focus on the entire route network, but at this point, we don’t plan any major changes to the combined structure, meaning the hubs will remain primarily West and East and we’ll continue flying onto current cities in the Midwest.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.